Exhibit 99.1

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 9, 2009. The quarterly financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned subsidiaries, unless otherwise indicated. Our principal wholly-owned subsidiary companies are:

•	Entrée LLC, a Mongolian limited liability company,
•	Entrée Resources LLC, a Mongolian limited liability company,
•	Entrée Gold (US) Inc., an Arizona corporation, and,
•	Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, the United States, China, and Canada.

MONGOLIA

In Mongolia, we hold two mining licences and two mineral exploration licences granted by the Mineral Resources Authority of Mongolia. The two mining licences (Shivee Tolgoi and Javhlant) have been registered in the name of our Mongolian subsidiary Entrée LLC.  Entree’s exploration licences (Togoot and Manlai) are registered in the name of Entrée Resources LLC.  Entrée is actively working on converting all or a portion of the Togoot Licence to a mining licence.  The Togoot Licence is contiguous to the Shivee Tolgoi Licence.  The three licences, Shivee Tolgoi, Togoot and Javhlant, comprise the Lookout Hill property

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Equity Participation and Earn-In Agreement and Joint Venture with Ivanhoe Mines

An important development in the Company’s history began in October 2004 when Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines Ltd., title holder of the Oyu Tolgoi copper-gold project.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property, as illustrated in the map below.  This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”).

The Earn-In Agreement applied to the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence, which were exploration licences at the time (the “Project Property”).  Ivanhoe Mines was granted the right to earn 70% or 80% interest in the Project Property (depending on the depth of mineralization found) by spending up to $35 million within eight years.

In less than four years, by June 30, 2008, Ivanhoe Mines had expended the maximum amount of $35 million on exploration on the Project Property to earn its full interest.  In accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

In October 2009, Mineral Resources Authority of Mongolia approved the conversion of the Shivee Tolgoi and Javhlant exploration licences to mining licences, with initial terms of 30 years and two possible extensions of 20 years each.  The western portion of the Shivee Tolgoi mining licence and all of the Togoot exploration licence is 100% owned by Entrée, and is not subject to the terms of the joint venture.  Ivanhoe Mines, however, retains a right of first refusal to these licences.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

During the earn-in process, Ivanhoe Mines discovered two deposits on the Project Property: the Hugo North Extension and the Heruga deposit.  Details concerning resource estimates associated with these deposits is discussed further in the Review of Operations beginning on page 6.  The Hugo North Extension and Heruga deposits are part of the resources and reserves associated with the Oyu Tolgoi project and as such, are an important consideration in the long-term planning for developing the Oyu Tolgoi mining complex.

Under the terms of the joint venture, Entrée is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

Investment Agreement

The Company welcomed the signing of the Investment Agreement between joint venture partner, Ivanhoe Mines, our largest shareholder Rio Tinto and the Mongolian government on October 6, 2009.  This investment agreement not only provides long term stability to the Oyu Tolgoi project but also sets terms for royalties, taxation and other matters related to the development and subsequent operation of the Oyu Tolgoi mining complex.

Several key issues pertaining to the Investment Agreement have specific and beneficial impacts for Entrée and its shareholders:

•	This Investment Agreement provides long term stability for the Oyu Tolgoi project and enables the companies involved to operate within parameters that have been approved by the government of Mongolia

•	This agreement paves the way for finalizing feasibility, development and mining studies of the many Oyu Tolgoi deposits, including Entrée’s Hugo North Extension and Heruga deposits

•	Greater certainty is afforded to all stakeholders, with the agreement providing fiscal stability and reliable access to water, power, transportation and labour throughout the term

•	The Entrée-Ivanhoe Mines mining licences (Shivee Tolgoi and Javhlant) which are subject to the joint venture are contained within the Contract Area covered by the Investment Agreement

The Investment Agreement has an initial term of 30 years with the option to renew for an additional 20 years.  Ivanhoe Mines is currently working on an updated Integrated Development Plan which will expand upon the original plan issued in 2005 and further clarify the next phases of development and eventual mining that is anticipated to begin in 2013.  Current resources are expected to support open-pit and underground mining for at least 60 years and potential exists to expand the available resources, particularly on the Lookout Hill property which includes the joint venture ground.

With the inclusion of the Mongolian Government as a partner and Rio Tinto’s recent endorsement of the project through the early settlement of the Tranche 2 private placement financing to Ivanhoe Mines (net proceeds of US$388 million), strong support in the continued long term success of the project is conveyed.  These parties have acknowledged the projected mine life could be as much as 100 years and have a strong commitment to the ongoing success of this project and all have a vested interest in the future benefits of this outstanding opportunity.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

At September 30, 2009, Ivanhoe Mines owned approximately 14.5% of Entrée’s issued and outstanding shares.

At September 30, 2009, Rio Tinto owned approximately 15.7% of Entrée’s issued and outstanding shares.

Investment by Rio Tinto in Ivanhoe Mines

On October 28, 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8% to 19.7% of Ivanhoe Mines common shares. The second tranche consisted of 46,304,473 common shares at a subscription price of $8.38 per share for a total consideration of $388,031,483.74.

If Rio Tinto were to exercise and convert all of its remaining warrants and securities of Ivanhoe Mines, it would own approximately 257,931,578 common shares of Ivanhoe Mines representing 43.1% of Ivanhoe Mines’ common shares.  During the subsequent two years, Rio Tinto may increase its stake in Ivanhoe Mines to 46.6% through purchases on the open market.

UNITED STATES

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to explore for and develop porphyry copper targets in the Yerington porphyry copper district of western Nevada. Under the terms of the agreement, Entrée may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  Entrée may exercise a first option to acquire 51% after incurring minimum expenditures of US$900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  If results from the initial exploration program are encouraging, the Company may elect to increase its interest by a further 29% (to 80% in total) by making payments of US$375,000 and issuing 375,000 shares within 3 years.  Entrée has committed to carry HoneyBadger through the completion of 10,000 metres of drilling.

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”), a private exploration company based in Arizona, to explore for and develop porphyry copper targets in the Yerington district of western Nevada.  Bronco Creek has assembled a land package of 214 claims covering over 1,760 hectares (4,350 acres) known as the Roulette Property.  The Roulette Property adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement with Bronco Creek, Entrée may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of US$140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is US$300,000, along with cash payments totaling US$90,000 and issuance of 72,500 shares.

In July 2007, the Company entered into an agreement with Empirical to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  The Company has achieved exploration success with the discovery of porphyry copper-gold mineralization near Lordsburg, New Mexico in an area previously known only for vein-style gold mineralization.

In January 2008, the Company entered into an additional agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

CHINA

In November 2007, the Company entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire a 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

CANADA

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property, an early-stage copper-molybdenum target.  The property is located approximately 120 kilometres west-southwest of Prince George, BC and about 50 kilometres southeast of Thompson Creek’s Endako Mine. Entrée may acquire 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing $500,000 in exploration expenditures.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiaries, Entrée LLC and Entrée Resources LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entrée leases an office in Beijing for the purposes of managing operations in China.  The Company has received a licence for its Chinese business entity and has completed all business registrations.  Support for the recently optioned property in BC is coordinated through the office in Vancouver.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our joint venture with Ivanhoe Mines and our promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.  Our most recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008

Depreciation	$40,410	$11,241	$115,948	$114,616
General and administrative	664,735	1,090,904	2,017,576	2,609,103
Interest income	(33,142)	(443,438)	(334,983)	(1,656,630)
Stockholder communications and investor relations	183,174	173,372	452,719	514,540
Mineral property interests	2,722,656	2,491,656	7,418,836	5,154,531
Fair value adjustment to asset backed commercial paper	-	844,537	-	1,334,160
Loss from equity investee	43,094	325,989	65,548	325,989
Stock-based compensation	-	1,472,532	1,326,834	3,639,221
Net loss	$3,620,927	$5,966,793	$11,062,478	$12,035,530

Mineral properties expenditures are summarized as follows:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008

Lookout Hill	$1,625,877	$1,945,746	$4,749,151	$3,365,810
Manlai	10,471	18,196	18,681	27,888
Empirical	249,277	254,801	353,792	1,425,528
Bisbee	35,259	34,809	118,061	203,182
Lordsburg	373,808	308,104	1,327,267	319,950
HBE - Blackjack	189,622	-	189,622	-
BCE - Roulette	24,454	-	24,454	-
Huaixi	127,418	212,270	562,352	401,997
Other	86,470	115,666	235,727	260,415
Total costs	2,722,656	2,889,592	7,579,107	6,004,770
Less stock-based compensation	-	(397,936)	(160,271)	(850,239)
Total expenditures, cash	$2,722,656	$2,491,656	$7,418,836	$5,154,531

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

A)	EXPLORATION

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Mineral Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.

Entree Gold - Ivanhoe Mines Joint Venture

Ivanhoe Mines commenced an aggressive exploration program on the Project Property in 2004 under the terms of the Earn-In Agreement.  This program was designed to determine if the Oyu Tolgoi mineralized system continued onto Entrée’s Lookout Hill ground, within the Project Property area.  Ivanhoe Mines spent $35 million to earn an 80% interest in a joint venture with Entrée and since June 2008 the joint venture has spent a further $2.2 million on the Project Property up to September 30, 2009. To date, Ivanhoe Mines has outlined two copper-gold deposits on the Project Property: the Hugo North Extension, which contains indicated and inferred resource estimates and the Heruga Deposit, which contains an inferred resource estimate.

The discovery of high grade mineralization on joint venture ground to the north (Hugo North Extension) announced in May 2005 attracted the attention of Rio Tinto, which subsequently took part in a private placement in the Company and became the largest shareholder.  Rio Tinto is also a large shareholder in Ivanhoe Mines.

With the successful negotiation of the Investment Agreement, Ivanhoe Mines is now working on an updated mine plan which will expand upon the original plan issued in 2005 and further clarify the next phases of development and eventual mining that is anticipated to begin in 2013.  Current reserves and resources associated with the Oyu Tolgoi deposits may support open-pit and underground mining for approximately 60 years and potential exists to expand the available resources, particularly on the Lookout Hill property which includes the joint venture ground.

Hugo North Extension

In February, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of the Project Property. The resource estimate was the result of a work program that defined a 625 metre extension to the Hugo North Deposit onto Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Hugo North Extension Inferred Resource, at a 0.6% copper equivalent cut-off, was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 g/t gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. The Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Venture Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000

Inferred	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a high priority exploration target.

Heruga Deposit

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Entrée-Ivanhoe Project Property has now been documented through drill testing by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008). The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  These results demonstrate that the Heruga discovery extends for a strike length of at least 2,200 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast towards the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga was estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade, see Table 2 on page 9.  Based on these figures, the Heruga deposit is estimated to contain at least 8 billion pounds of copper and 13.4 million ounces of gold.  The drilling was conducted by partner and project operator, Ivanhoe Mines.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Nine additional holes have been drilled on the joint venture property since the resource estimate was prepared.  These holes have confirmed the extension of Heruga mineralization northwards and across the Entrée-Ivanhoe Mines property boundary and to the south. Over 53,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for a strike length of over 2.2 kilometres north-south with the vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The southern-most shallowest portion of this mineralized system starts at a vertical depth of approximately 500 metres below surface.  Results from these additional holes are expected to be incorporated into an updated resource calculation.

Table 2:                 Heruga Inferred Mineral Resource on the Shivee Tolgoi Joint Venture Property as of March 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
*Copper Equivalent (CuEq) estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98) + (Mo*0.01586))/29.76.  The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

Identified deposits now occur over 20 kilometres along the structural trend hosting the Oyu Tolgoi, Hugo North Extension and Heruga deposits. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

Ivanhoe Mines has recently re-surveyed portions of the Hugo North Extension and Heruga deposits, using proprietary, very deep penetrating Zeus induced polarization technology.  The survey is still in progress and results are pending.

i.	Lookout Hill (100% Entrée)

Since 2008, three coal targets have been discovered on Entrée’s 100% owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.

By the end of May 2009, over 15,000 metres of drilling had been completed on Entrée’s coal targets.Nomkhon Bohr lies adjacent to the northern boundary of the licence.  Coal seams have been traced over a strike length of approximately 1,200 metres by trenching and drilling. The Coking Flats and Khar Suul targets to the southwest and west southwest respectively of Nomkhon Bohr are at an earlier stage of exploration.

Nomkhon Bohr coal is medium rank bituminous, high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metres to 4.5 metres.  The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands.  The regional geology has similarities to the large Tavaan Tolgoi coal deposits to the northwest.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

The Nomkhon Bohr area has been divided into east and west zones. Up to four near-continuous seams were intersected in the west.  These continue to the east where they become thicker.  The seams are predictable from hole to hole and section to section with some fault offset of the seams.  Coal in the eastern half generally has lower ash content.

The Coking Flats and Khar Suul discoveries are associated with magnetic lows that have been traced over 10 kilometres in length.  Unlike Nomkhon Bohr, these targets are covered by variable thicknesses of younger rocks.  The geometry and potential economic significance are not well understood at this early stage of exploration.

The spring 2009 program has focused primarily on infill drilling at Nomkhon Bohr.  These results are currently being correlated in preparation for a resource calculation.  Once the resource calculation has been compiled and registered, an application for conversion of the exploration licence to a mining licence may be made.

The western portion of the Shivee Tolgoi licence is 100% owned by Entrée and has been converted to a mining licence.  This area remains prospective for copper, gold and molybdenum.  Additional exploration is contemplated, pending assessment of 2009 exploration results and review of 2010 budget proposals.

For the three months ended September 30, 2009, Lookout Hill expenses were $1,625,877 compared to $1,945,746 during the three months ended September 30, 2008 as set out above. The higher expenses in this three month period of 2008 resulted from a broader drill program compared to the same period in 2009. For the nine months ended September 30, 2009, Lookout Hill expenses were $4,749,151 compared to $3,365,810 during the nine months ended September 30, 2008 as set out above. The higher expenses in 2009 resulted from an earlier start to the field season compared to 2008 and to coal exploration performed in 2009.

ii.	Manlai

Entrée’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and to the east of Ivanhoe Mines’ Kharmagtai porphyry copper-gold project.

Limited work is planned on the Manlai project in 2009.  The Company has extended the licence to 2010.

iii.	Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

Entrée has exploration rights to approximately 24,600 acres (9,995 ha) southeast of Safford, Arizona and extending into southwest New Mexico. Geophysical (IP and AMT), geochemical and geological surveys have been completed on the Gold Hill and Duncan porphyry copper targets in Arizona and New Mexico.

Limited drilling of the Duncan geophysical target in May 2009 suggested the anomaly was caused by conductive sediments rather than porphyry-style mineralization, and therefore the project has been terminated.  Two drill holes totaling 1,044 m (3,424 ft) of reverse circulation and diamond drilling were completed in October 2009 on the Gold Hill property.  No porphyry style mineralization or alteration were encountered.  The project is in the process of being terminated.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

The 2007 Empirical agreement was amended in August, 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg, New Mexico.  Work on the Oak Grove property is in the preliminary stages with no results currently available for release.

For the three months ended September 30, 2009, Empirical expenses were $249,277 compared to $254,801 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, Empirical expenses were $353,792 compared to $1,425,528 during the nine months ended September 30, 2008 as set out above. Little work was completed in the first nine months of 2009 due to permitting and logistical delays.

iv.	Empirical Discovery Agreement 2008 (Bisbee)

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area north of Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate possible buried porphyry copper targets.  The recently acquired property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Land acquisition and reconnaissance exploration were conducted during the first half of 2008. In February 2009, an approximately 9 line-km test AMT survey budgeted at US$43,000 was completed over the target areas.  The survey resulted in better definition of the target areas.  Targets may be drill tested in early 2010.

For the three months ended September 30, 2009, Bisbee expenses were $35,259 compared to $34,809 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, Bisbee expenses were $118,061 compared to $203,182 during the nine months ended September 30, 2008 as set out above. The higher expenses in 2008 resulted from acquisition costs and reconnaissance exploration.

v.	Lordsburg

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

A total of 13 diamond drill holes totaling 5,883 m (19,296 ft) have been drilled on the Lordsburg property since 2008, including six holes totaling 2,316 metres (7,598 ft) in July and August 2009.  Ten of the holes, located in a 600 m x 600 m area, have intersected anomalous copper-gold mineralization.  The discovery hole, EG-L-08-002, intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold.

A near surface intersection in EG-L-09-012, the last hole drilled in 2009, encountered potentially economic grades of 0.25% Cu and 0.15 g/t Au over 95 metres, including 60 metres averaging 0.31% Cu and 0.21 g/t Au.  The results from EG-L-09-012 demonstrate that potentially economic copper-gold mineralization is present in the newly discovered porphyry system at Lordsburg, a district previously known only for high grade narrow vein deposits.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Additional surface sampling, completed in August 2009 delineated areas of stronger copper mineralization that have not yet been tested by drilling.  Permitting of additional drill holes is currently in progress in preparation for additional diamond drilling in 2010.

For the three months ended September 30, 2009, Lordsburg expenses were $373,808 compared to $308,104 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, Lordsburg expenses were $1,327,267 compared to $319,950 during the nine months ended September 30, 2008 as set out above. The Company began exploration of this location in late 2008; therefore there were limited costs in the first three quarters of 2008.

vi.	Yerington Properties (Blackjack and Roulette)

Work on the Yerington Properties, Blackjack and Roulette, is still in preliminary stages.  An extensive soil geochemical and geological program has recently been completed over much of the Blackjack copper-molybdenum property, which was recently optioned from HoneyBadger.  Results are currently being compiled and will be used, together with geophysical data, to target drilling in an upcoming program.

No work has been completed to date on the Roulette property.

vii.	Crystal Property

A short prospecting and geochemical program was recently completed on the Crystal Property.  No results have been received to date.

viii.	Huaixi

In November, 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps at www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project. The first year commitment under the agreement has been completed.

The licences cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for the occurrence of buried copper-gold deposits. The geology of the Huaixi area is similar to that of high-level alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

Entrée’s exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through soil and stream sediment sampling in 2008.  This trend was tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys during May and June 2009.  A drilling program recently commenced in late October 2009, to test targets outlined by the above surveys.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

For the three months ended September 30, 2009, Huaixi expenses were $127,418 compared to $212,270 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, Huaixi expenses were $562,352 compared to $401,997 during the nine months ended September 30, 2008 as set out above. The Company continued surface exploration at Huaixi and dedicated more personnel to the project than in the previous year.

B)	GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2009, general and administrative expense before stock-based compensation was $664,735 compared to $1,090,904 during the three months ended September 30, 2008 as set out above.  For the nine months ended September 30, 2009, general and administrative expense before stock-based compensation was $2,017,576 compared to $2,609,103 during the nine months ended September 30, 2008 as set out above.  The decrease in 2009 was due to lower consulting, audit and legal fees and a write-down of fixed assets in 2008.

C)	STOCK-BASED COMPENSATION

For the three months ended September 30, 2009, stock-based compensation expense was $Nil compared to $1,472,532 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, stock-based compensation expense was $1,326,834 compared to $3,639,221 during the nine months ended September 30, 2008 as set out above. During the nine months ended September 30, 2009, 1,780,000 options were granted with a fair value of $1,250,242 compared to 2,952,000 options that were granted with a fair value of $3,532,013 during the nine months ended September 30, 2008.

D)	STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended September 30, 2009, stockholder communications and investor relations expense before stock-based compensation was $183,174 compared to $173,372 during the three months ended September 30, 2008 as set out above. For the nine months ended September 30, 2009, stockholder communications and investor relations expense before stock-based compensation was $452,719 compared to $514,540 during the nine months ended September 30, 2008 as set out above. This decrease was due to a reduction in advertising and conference expenses.

E)	INTEREST INCOME

For the three months ended September 30, 2009, interest income was $33,142 compared to $443,438 during the three months ended September 30, 2008 as set out above.  For the nine months ended September 30, 2009, interest income was $334,983 compared to $1,656,630 during the nine months ended September 30, 2008 as set out above.  The Company earns income on its cash and cash equivalents.  The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

F)	VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock, the asset administrator, the Company has been able to determine the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  It then engaged an ABCP expert to help it estimate the return that a prospective investor would require for each class of AB Notes (Required Yield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

The fair market value of the AB Notes has been impacted by a number of factors.

There has been a continued improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

Another factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes over time.

There was an offsetting negative factor that influenced the valuation of the AB Notes.  On August 11, 2009, Dominion Bond Rating Service (‘DBRS’) downgraded the MAV2 A-2 Pooled Notes to BBB (low) with a negative outlook.  DBRS cited credit quality concerns specific to five assets underlying the MAV2 Pool and disclosed additional details on the composition and performance of those assets.  While none of these assets had defaulted, DBRS felt that their margins of protection against loss had been eroded, increasing the probability that one or more of these assets may default.  DBRS noted that if all of these assets were to default and realize 100% losses, then the MAV2 A-2 Notes would realize a small loss; the C Notes and B Notes would be lost in entirety.  In order to take this new disclosure into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market valuation of the Notes held by the Company.

The net impact of these positive and negative factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,173,928 as at September 30, 2009.  Accordingly, the Company has recorded an unrealized gain of $475,541 in other comprehensive income.

          The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	1,342,444	12/31/2016
A2 (rated A)	1,630,461	783,952	12/31/2016
B	295,974	42,901	12/31/2016
C	120,401	4,631	12/31/2016
Total original investment	4,013,365	2,173,928
* - the range of fair values estimated by the Company varied between C$1.9 million and C$2.4 million
   - the total United States dollars fair value of the investment at September 30, 2009 is $2,027,540.

While we believe that we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at September 30, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

The secondary market for the AB Notes continues to be very illiquid with only a small number of trades reported that took place at very distressed sales prices.  There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids.  Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the Notes.  It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines. At September 30, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture is $43,904 for the nine months ended September 30, 2009 (September 30, 2008, $325,989).

G)	OUTLOOK

In Mongolia, the 2009 program has focused primarily on infill drilling at Nomkhon Bohr and was budgeted for just over $3 million.  Results are currently being correlated in preparation for a resource calculation.  Once the resource calculation has been compiled and registered, an application for conversion of the exploration licence to a mining licence may be made.

Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 26, 2009, triggering an immediate licence fee payment of $1.2 million, part of which will be recovered from the joint venture with Ivanhoe Mines.  Additional exploration on the western portion of Shivee Tolgoi is contemplated, pending evaluation of 2009 exploration results and 2010 budget proposals.

Successful negotiation of the Investment Agreement has brought stability to the Oyu Tolgoi project.  Once an updated mine plan has been released by Ivanhoe Mines and its strategic partner, Rio Tinto, the Company will have a clearer image of the future exploration, development and production possibilities for the Hugo North Extension and Heruga deposits.  Until this information is made public, however, the Company is limited in its ability to determine the future direction of the joint venture.

In July and August 2009, the Company completed six additional drill holes totaling 2,316 metres (7,598 ft) on the Lordsburg copper-gold porphyry project in New Mexico.  Significant copper and gold results were intersected in four of the six holes. Of particular note, a near surface intersection in hole EG-L-09-012 returned potentially economic grades of 0.25% copper and 0.15 g/t gold over 94 metres, including 60 metres averaging 0.31% Cu and 0.21 g/t Au.  Additional surface sampling, completed in August 2009, delineated areas of stronger copper mineralization that have not yet been tested for drilling.  Permitting of additional drill holes is currently in progress in preparation for continued diamond drilling in 2010.

Drill testing of various targets on the Huaixi project commenced in late October 2009.  Exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  The trend was further defined with magnetic (95 line-kilometres) and IP (32  line-kilometres) geophysical surveys in spring 2009.

The Blackjack and Roulette projects in Nevada are both early stage exploration prospects.  The Company is working with technical committees on both projects to determine the exploration program for 2010.

For the Crystal project in British Columbia, field crews have completed a preliminary prospecting and geochemical program.  Results need to be compiled prior to determining future exploration program.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  Our most recent efforts have resulted in agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S, China and more recently in Canada.  Other jurisdictions may be considered, depending on the merits of the potential asset.  Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

4.      SELECTED QUARTERLY DATA

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008

Exploration	$2,722,656	$2,840,854	$2,015,597	$4,236,000
General and administrative	888,319	942,685	1,921,802	742,828
Loss from operations	(3,610,975)	(3,783,539)	(3,937,399)	(4,978,828)
Interest income	33,142	80,161	221,680	324,686
Loss from equity investee	(43,094)	(22,454)	-	(40,606)
Fair value adjustment to asset backed commercial paper	-	-	-	-
Net loss	$(3,620,927)	$(3,725,832)	$(3,715,719)	$(4,694,748)

Loss per share, basic and diluted	$(0.04)	$(0.04)	$(0.04)	$(0.05)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2007

Exploration	$2,889,592	$2,112,848	$1,002,330	$1,097,168
General and administrative	2,350,113	2,514,253	1,162,875	1,222,037
Loss from operations	(5,239,705)	(4,627,101)	(2,165,205)	(2,319,205)
Interest income	443,438	537,010	676,182	494,635
Loss from equity investee	(325,989)	-	-	-
Fair value adjustment to asset backed commercial paper	(844,537)	-	(489,623)	(425,108)
Net loss	$(5,966,793)	$(4,090,091)	$(1,978,646)	$(2,249,678)

Loss per share, basic and diluted	$(0.06)	$(0.04)	$(0.03)	$(0.03)

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

The 2009 field exploration season commenced in March resulting in higher exploration costs compared to the first quarter of 2008. Costs in the second quarter of 2009 were higher than 2008 due to the increased activity in the USA and China.  Exploration costs in the fourth quarter of 2008 increased compared to the same quarter in 2007 due to the addition of projects in China and the USA and costs associated with evaluating the new coal discovery, Nomkhon Bohr. Interest income in 2009 and the fourth quarter of 2008 have decreased due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

5.      LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at September 30, 2009 was $41,729,183 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the balance of 2009. Cash and cash equivalents and short-term investments were $41,671,476 at September 30, 2009. The Company has approximately $39 million surplus funds available for acquisitions and/or operating requirements for 2010 and subsequent years. At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Under the terms of the joint venture, Entrée is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $9,638,044 for the nine months ended September 30, 2009 (September 30, 2008 - $5,627,510) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the six months ended September 30, 2009 and 2008, the Company issued common shares as follows:

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2008
	Shares	Amount	Shares	Amount

Share Issue Costs	-	$-	-	$(7,186)
Exercise of stock options	499,500	549,897	958,057	856,470
Mineral property interest	92,500	152,571	30,000	60,941
	592,000	$702,468	988,057	$910,225

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Investing activities

During the nine months ended September 30, 2009, the Company advanced $65,548 to the joint venture with Ivanhoe Mines representing the Company’s 20% participation in joint venture expenditures. During the nine months ended September 30, 2009, the Company expended $98,379 on equipment, primarily for exploration activities (September 30, 2008 - $179,851).

Table of Contractual Commitments

The following table lists as of September 30, 2009 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$31,297	$103,744	$-	$-	$135,041
Total	$31,297	$103,744	$-	$-	$135,041

Outstanding share data

As at September 30, 2009, there were 95,152,898 common shares outstanding.  In addition there were 11,341,300 stock options outstanding with exercise prices ranging from C$1.07 to C$3.10 per share.  There were no warrants outstanding at September 30, 2009. As at November 9, 2009, there were 95,575,565 common shares outstanding.

6.	CAPITAL RESOURCES

The Company had no commitments for capital assets at September 30, 2009.

At September 30, 2009, the Company had working capital of $41,729,183 compared to $45,161,538 at December 31, 2008. In addition, the Company had an investment in asset backed commercial paper of $2,027,540 net of all adjustments. Budgeted expenditures for the 12 months ending December 31, 2009 are approximately $9 million for exploration and $3 million for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing three months by approximately $39 million.

The Company is committed to make lease payments for the rental of office space totaling $135,041 over the remaining three years of its five year office lease in Vancouver, an annual office lease in Beijing and an annual lease for accommodations in Vancouver.

7.     OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

8.	TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2009 (September 30, 2008 - $38,767).

The September 30, 2008 transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.	PROPOSED TRANSACTIONS

Not applicable.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 6 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at September 30, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.  Based on the fair value estimation, the Company has recorded an unrealized gain of $475,541 (2008 - $Nil) for the nine month period ended September 30, 2009. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

11.	CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 31, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

12.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

13.	OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the more extensive discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. The Shivee Tolgoi 3148X and Javhlant 3150X exploration licences were converted to mining licences on October 26, 2009.  These licences now have a term of 30 years, with two potential extensions possible of 20 years each.  The third Lookout Hill licence, Togoot 3136X, was issued on March 30, 2001, and expires in March 2010.The technical team is currently preparing an application to convert a portion or all of this exploration licence to a mining licence as well.  There is no guarantee that the application will be accepted and the licence will be converted.  Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. Once an exploration licence is converted to a mining licence, the fees increase to $15.00 per hectare.  The total estimated annual fees in order to maintain the licences in good standing, if all three are converted to mining licences, is approximately $2,700,000.  Approximately $600,000 of this amount would be subject to the joint venture with Ivanhoe Mines.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2008 and believes its disclosure controls and procedures to be effective.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009
(In United States dollars unless stated otherwise)

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.